Rydex Variable Trust

805 King Farm Boulevard

Suite 600

Rockville, Maryland 20850

May 7, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Kimberly Browning

Re:	Request for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933 (File No. 333-179291)

Ladies and Gentleman:

On behalf of Rydex Variable Trust (the “Trust”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Trust’s registration statement on Form N-14 (File No. 333-179291), which was filed with the U.S. Securities and Exchange Commission on February 2, 2012 (via EDGAR Accession No. 0001193125-12-034635) (the “N-14 Filing”). The N-14 Filing is being withdrawn because it was filed incorrectly and should have been filed pursuant to Rule 488 of the Securities Act of 1933, as amended. The Trust filed a new registration statement on Form N-14 pursuant to Rule 488 on May 7, 2012.

No securities were sold in connection with the above referenced registration statement.

Should you have any questions or comments, please do not hesitate to call Laura E. Flores at 202.739.5684 or W. John McGuire at 202.739.5654.

Sincerely,

Rydex Series Funds

By:	/s/ Amy J. Lee
Amy J. Lee
Assistant Secretary